Exhibit 99.1

Stantec awarded contract for up to $40 million for upcoming military projects by the US Army Corps of Engineers

EDMONTON, Alberta & NEW YORK & BALTIMORE--(BUSINESS WIRE)--April 21, 2020--Stantec announced today that it has been awarded a $40 million, five-year, indefinite delivery/indefinite quantity (IDIQ) contract by the U.S. Army Corps of Engineers (USACE), Baltimore District to complete military projects throughout the Baltimore District area of responsibility, as well as to the larger USACE North Atlantic Division area. Stantec will provide architecture, engineering, and related services to the USACE. In light of COVID-19, projects under the USACE Baltimore District IDIQ contract will continue in alignment with the mission of the Department of Defense.

The USACE contract expands the services Stantec provides to the Baltimore District. Stantec is currently providing project management, architecture, interior design, structural engineering, landscape architecture, and land surveying for the new Special Operations Forces Battalion Operations Facility at Humphreys Engineer Center in Alexandria, Virginia. The location of each project under this new IDIQ contract will be defined by individual work orders to be assigned at a later date.

“Since the 1970s, we’ve supported the Army Corps of Engineers with architecture and engineering services on military and civil works projects throughout the continental U.S, Middle East, and Europe,” said Will Bynum, Stantec USACE account manager. “We look forward to continuing to build on our record of success in delivering high-quality projects that truly belong to the communities they serve and span the full range of multi-discipline architectural and engineering services.”

The USACE Baltimore District contract builds on Stantec’s longstanding history delivering project services to USACE globally. The firm currently holds contracts for military programs, environmental, and civil works services with 18 USACE Districts, including Savannah, Wilmington, Mobile, Louisville, Huntington, St. Paul, Jacksonville, Galveston, Norfolk, Kansas City, New Orleans, Vicksburg, Omaha, Sacramento, Alaska, and Europe.

The USACE North Atlantic Division stretches from Virginia to Maine and provides U.S. European and U.S. Africa Commands with engineering, construction, and project management services.

This news release was written and distributed by Stantec Inc. With more than 22,000 employees, Stantec is ranked as a top ten global design firm by Engineering News Record and a top ten architecture firm by Architectural Record.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19 on Stantec’s website.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above, including statements regarding Stantec’s role and involvement on the projects. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Design with community in mind

Contacts

Media Contact
Danny Craig
Stantec Media Relations
Ph: 949-923-6085
danny.craig@stantec.com

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com